Ballistic Recovery Systems, Inc. - Name of Issuer
BRSI Common Stock - Title of Class of Securites
058659 10 3 - BRSI CUSIP number
Brent Wouters, Cirrus Design Corporation, 218-788-3201 - authorized person to receive notices and communications
Cirrus Design Corporation - Name of reporting person
Working Capital - source of funds
Wisconsin - citizenship or place of organization
1,150,000 - sole voting power
1,150,000 - sole dispositive power
1,150,000 - aggregate amount beneficially owned by earch reporting person 15.3% - percent of class represented by amount in row
Corporation - type of reporting person
Item 1.	Security and Issuer



BRSI Common Stock

Ballistic Recovery Systems, Inc.
Fleming Field
300 Airport Road
South St. Paul, MN  55075

Item 2. Identity and Background

(a)Cirrus Design Corporation
(bA Wisconsin corporation
(c)Principal business is Aircraft Manufacturing
(d)Principal office is located at 4515 Taylor Circle, Duluth, MN 55811
(e)No criminal convictions, no civil judgments
(f)U.S.A

Item 3.	Source and Amount of Funds or Other Consideration

Source of funds is working capital
Amount is $1,375,000 no part of which is borrowed

Item 4.	Purpose of Transaction

The purpose of the transaction was to exercise warrants made available under the BRS supply agreement with Cirrus Design Corporation.
(a)Cirrus Design Corporation has no additional warrants available for exercise. Cirrus Design Corporation has no plans to acquire additional or sell BRSI common stock.
(b)None
(c)None
(d)None
(e)None
(f)None
(g)None
(h)None
(i)None
(j)None

Item 5.	Interest in Securities of the Issuer

(a)1,150,000 shares or 15.3%
(b)Cirrus Design Corporation has sole power to vote and sole power to dispose of all 1,150,000 shares
(c)Cirrus Design Corporation acquired 650,000 shares through the exercise of common stock warrants at a price of $1.25/share via wire transfer of cash.
(d)Brent Wouters, EVP & CFO of Cirrus Design Corporation may direct dividends and activity related to Cirrus Design Corporations holding of BRSI common stock.
(e)Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer
Not applicable

Item 7.	Materials to Be Filed as Exhibits
Not applicable